# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUGOTON ROYALTY TRUST, CIK 0000862022
CUSIP: 444717102
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0002159114
Persons authorized to receive notices and communications: John P. Wandel Jr., 700 Everhart Road, Suite H21, Corpus Christi, Texas (TX), 78411, (214) 912-1535

## Reporting persons
- Wandel John P. Jr. (CIK 0002159114): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,073,914; shared voting power 0; sole dispositive power 2,073,914; shared dispositive power 0; aggregate amount beneficially owned 2,073,914 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: HUGOTON ROYALTY TRUST
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by John P. Wandel Jr. (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 700 Everhart Road, Suite H21, Corpus Christi, Texas 78411.
Present principal occupation or employment: The Reporting Person is the president and owner of Strata Operating, Inc. ("Strata"), an oil and gas operating company in Texas. The principal business address of Strata is 700 Everhart Road, Suite H21, Corpus Christi, Texas 78411.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired an aggregate of 2,073,914 units of beneficial interest (the "Units") of Hugoton Royalty Trust (the "Issuer") through open-market purchases effected through his brokerage accounts using personal funds for an aggregate purchase price of $227,260.47. No portion of the aggregate purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Units.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the 2,073,914 Units for investment purposes with no plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Units of the Issuer on the open market, in private transactions, or otherwise on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 2,073,914 Units, which represents approximately 5.2% of the Issuer's outstanding Units. The Reporting Person's percentage ownership is based on the Issuer having 40,000,000 Units outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and to dispose of 2,073,914 Units.
Transactions in the class effected during the past sixty days:
During the 60 days preceding the filing of this Schedule 13D, the Reporting Person purchased an aggregate of 1,320,980 Units for an aggregate purchase price of $112,990.67 through the following open-market transactions effected through his brokerage accounts:

-September 11, 2026: 98,847 Units at $0.09 per Unit.
-September 14, 2026: 50,000 Units at $0.09 per Unit.
-September 15, 2026: 50,000 Units at $0.09 per Unit.
-September 21, 2026: 458 Units at $0.08 per Unit.
-September 21, 2026: 400,000 Units at $0.09 per Unit.
-September 22, 2026: 149,542 Units at $0.08 per Unit.
-September 25, 2026: 200,000 Units at $0.07 per Unit.
-September 29, 2026: 11,000 Units at $0.07 per Unit.
-September 30, 2026: 5,390 Units at $0.07 per Unit.
-October 1, 2026: 75 Units at $0.07 per Unit.
-October 5, 2026: 5 Units at $0.07 per Unit.
-October 6, 2026: 45,000 Units at $0.07 per Unit.
-October 8, 2026: 6,150 Units at $0.07 per Unit.
-October 19, 2026: 200,000 Units at $0.09 per Unit.
-October 21, 2026: 345 Units at $0.08 per Unit.
-October 22, 2026: 1,701 Units at $0.08 per Unit.
-October 23, 2026: 117 Units at $0.08 per Unit.
-October 28, 2026: 2,222 Units at $0.08 per Unit.
-October 29, 2026: 128 Units at $0.08 per Unit.
-October 30, 2026: 100,000 Units at $0.10 per Unit.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,073,914 Units reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the customary brokerage account agreements governing the Reporting Person's brokerage accounts described in Items 3 and 5 of this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Wandel John P. Jr.: /s/ John P. Wandel Jr., John P. Wandel Jr. (11/10/2026)